UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          CARDIAC PATHWAYS CORPORATION
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                   0141408104
                      (CUSIP Number of Class of Securities)

                                Lawrence J. Knopf
                          Boston Scientific Corporation
                           One Boston Scientific Place
                              Natick, MA 01760-1537
                                 (508) 650-8567

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                                    Copy to:
                               Clare O'Brien, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                                  June 28, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         0141408104

--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
         BOSTON SCIENTIFIC CORPORATION

--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group

                 (a)     [ ]
                 (b)     [ ]
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)   WC

--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). [ ]

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization    Delaware
--------------------------------------------------------------------------------
   NUMBER OF                     7      Sole Voting Power
    SHARES                              0
 BENEFICIALLY                    -----------------------------------------------
   OWNED BY                      8      Shared Voting Power
     EACH                               11,229,949(1)
   REPORTING                     -----------------------------------------------
    PERSON                       9      Sole Dispositive Power
     WITH                               0
                                 -----------------------------------------------
                                 10     Shared Dispositive Power
                                        11,229,949(1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 11,229,949(1) shares of Common Stock
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)   78.23%(1)

--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions) CO

--------------------------------------------------------------------------------


------------------

(1) Includes 4,260,535 shares of Company Common Stock (as defined below) issuable upon conversion of Series B Shares (as defined below) and the Series B Warrants (as defined below), and 1,042,896 shares of Company Common Stock issuable upon exercise of Issuer (as defined below) stock options and 5,926,518 shares of Company Common Stock, with the percentage ownership based upon 9,052,243 shares of Company Common Stock outstanding as of June 28, 2001 and assumed conversion of the Series B Shares and exercise of the Issuer stock options.

Item 1.       Security and Issuer.

         The class of equity securities to which this statement on Schedule 13D (the "Schedule 13D") relates is the common stock, par value $0.001 per share (the "Company Common Stock"), of Cardiac Pathways Corporation, a Delaware corporation (the "Issuer") with its principal executive offices located at 995 Benecia Avenue, Sunnyvale, California 94086.

Item 2.       Identity and Background.

         The person listed in number 1 below is the person filing this statement.

1.       a.   Boston Scientific Corporation ("Boston Scientific") is a Delaware
              corporation.

         b. The address of the principal executive offices of Boston Scientific is: One Boston Scientific Place, Natick, MA 01760-1537.

         c. Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices. Boston Scientific's products are used in a broad range of interventional medical specialties, including interventional cardiology, electrophysiology, gastroenterology, neuro-endovascular therapy, pulmonary medicine, interventional radiology, oncology, urology and vascular surgery.

         d. During the last five years, Boston Scientific has not been convicted in any criminal proceeding.

         e. During the last five years, Boston Scientific has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information regarding the directors and executive officers of Boston Scientific is set forth on Schedule I attached hereto. Except as indicated, all of the directors and executive officers of Boston Scientific are citizens of the United States. During the last five years, to the knowledge of Boston Scientific, no person named on Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

              Item 3.   Source and Amount of Funds or Other Consideration.

         On June 28, 2001, Boston Scientific, Purchaser and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Purchaser will commence a tender offer to purchase all the outstanding shares of Company Common Stock (the "Offer"), at a purchase price of $5.267 per share, net to each seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase related to the Offer (the "Offer to Purchase"). The Offer is not conditioned upon any financing arrangements. The total amount of funds required by Purchaser to consummate the Offer and the Merger (as defined in the Merger Agreement) and to consummate the transactions contemplated by the Merger Agreement and the Stock Purchase Agreement (as defined below), and to pay related fees and expenses is estimated to be approximately $115 million. Purchaser will obtain all of such funds from Boston Scientific. Boston Scientific will provide such funds from existing resources or borrowing availability.

         Concurrently with entering into the Merger Agreement, on June 28, 2001, Boston Scientific entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), with Morgan Stanley Venture Partners III, L.P., Morgan Stanley Venture Investors III, L.P. and Morgan Stanley Venture Partner Entrepreneur Fund, L.P. (together, the "Morgan Stanley Entities") and Bank of America Ventures and BA Venture Partners V (together, the "Bank America Entities", and together with the Morgan Stanley Entities, the "Selling Stockholders"), pursuant to which the Selling Stockholders have, among other things, (i) agreed to sell to Boston Scientific 19,900 shares of preferred stock, series B, par value $0.001 per share of the Issuer (the "Series B Shares") and warrants to purchase 240 Series B Shares ("Series B Warrants") owned by them, on the terms and subject to the conditions of the Stock Purchase Agreement following the closing of the Offer, (ii) agreed to tender the 1,176,470 shares of Company Common Stock owned by them and (iii) granted an irrevocable proxy to Boston Scientific and each of its officers to vote and take any actions with respect to all such shares of Company Common Stock, Series B Shares and Series B Warrants owned by the Selling Stockholders, at any meeting of the stockholders of the Issuer or by written consent in lieu of any such meetings, against any action, proposal, agreement or transaction that would result in a breach of any covenant, obligation, agreement, representation or warranty of the Issuer under the Merger Agreement or of the Selling Stockholders under the Stock Purchase Agreement, or that could reasonably be expected to result in any of the conditions to the Issuer's obligations under the Merger Agreement not being fulfilled, or that is intended, or could reasonably be expected, to impede, interfere, delay, discourage or adversely affect the Merger Agreement, the Offer, the Merger or the Stock Purchase Agreement and in favor of the Offer, the Merger and the transactions contemplated by the Stock Purchase Agreement and the Stockholder Support Agreements (as defined below).

         Concurrently with entering into the Merger Agreement, on June 28, 2001, Boston Scientific and Adam Acquisition 2001 Inc., a Delaware corporation and a wholly owned subsidiary of Boston Scientific ("Purchaser") entered into Stockholder Agreements (the "Stockholder Support Agreements") with each of Van Wagoner Funds, Inc., a Maryland corporation ("Van Wagoner") and the directors and executive officers of the Issuer (together with Van Wagoner, the "Supporting Stockholders"). Pursuant to the Stockholder Support Agreements, the Supporting Stockholders have, among other things, (i) agreed to tender 4,750,048 shares of Company Common Stock owned by them (together with any shares of Company Common Stock subsequently acquired by the Supporting Stockholders pursuant to the exercise of employee stock options of the Issuer, exercisable in the aggregate for 1,042,896 shares of Company Common Stock), (ii) agreed to vote and take any actions with respect to all such shares of Company Common Stock owned by the Supporting Stockholders at any meeting of the stockholders of the Issuer, or by written consent in lieu of any such meetings, in favor of the adoption of the Merger Agreement, the Merger and all of the transactions contemplated by the Merger Agreement and the Stockholder Support Agreements and against any action, proposal, agreement or transaction that would result in a breach of any covenant, obligation, agreement, representation or warranty of the Issuer under the Merger Agreement or of the Supporting Stockholders under the Stockholder Support Agreements, or that could reasonably be expected to result in any of the conditions to the Issuer's obligations under the Merger Agreement not being fulfilled, or that is intended, or could reasonably be expected, to impede, interfere, delay, discourage or adversely affect the Merger Agreement, the Offer, the Merger or the Stockholder Support Agreements, and (iii) granted Purchaser an option, exercisable under certain limited circumstances, to purchase all such shares of Company Common Stock owned by them at the price per share to be paid in the Offer.

         References to, and descriptions of, the Offer, the Merger Agreement, the Stock Purchase Agreement and the Stockholder Support Agreements as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Purchase Agreement and the Stockholder Support Agreements, respectively, included as Exhibits 1 through 4 to this
Schedule 13D, and incorporated in this Item 3 in their entirety where such references and descriptions appear.

Item 4.       Purpose of Transaction.

         The purpose of the Offer is for Boston Scientific to acquire all outstanding shares of Company Common Stock not held by the Selling Stockholders or the Supporting Stockholders. The beneficial ownership of the Selling Stockholders' and the Supporting Stockholders' Company Common Stock is acquired pursuant to the Stock Purchase Agreement and the Stockholder Support Agreements, respectively, and following consummation of the transactions contemplated by the Stock Purchase Agreement and the Stockholder Support Agreements, respectively, Boston Scientific shall acquire record and beneficial ownership of the Selling Stockholders' and the Supporting Stockholders' shares of Company Common Stock and the Selling Stockholders' Series B Shares. The purpose of the merger to be consummated pursuant to the Merger Agreement (the "Merger") is for Boston Scientific to acquire through Purchaser all shares of Company Common Stock and Series B Shares acquired by Boston Scientific in the Offer or under the Stock Purchase Agreement or the Stockholder Support Agreements. Upon consummation of the Merger, the Issuer will become a wholly owned subsidiary of Boston Scientific.

         Upon the purchase by Purchaser of the Company Common Stock pursuant to the Offer and the transactions contemplated by the Stock Purchase Agreement and the Stockholder Support Agreements, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Issuer's Board of Directors (the "Board") equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of shares of Company Common Stock and Series B Shares beneficially owned by Purchaser and its affiliates following such purchase bears to the total number of shares of Company Common Stock then outstanding on "as-converted" basis. In the Merger Agreement, the Issuer has agreed, at such time, to promptly take all actions necessary to cause Purchaser's designees to be elected as directors of the Issuer, including increasing the size of the Board or securing the resignations of incumbent directors, or both (the moment of such election being the "Appointment Time"). The Merger Agreement also provides that, prior to the date of the Merger Agreement, the Issuer has obtained the conditional resignations of all but two of the incumbent directors of the Issuer, which conditional resignations shall automatically become effective at the Appointment Time. The Merger Agreement also provides that, at such times, the Issuer shall use its best efforts to cause persons designated by Purchaser to constitute the same percentage as persons designated by Purchaser shall constitute of the Board of (a) each committee of the Board, (b) each board of directors of each subsidiary of the Issuer, and (c) each committee of each such board, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, until the effective time of the Merger (the "Effective Time"), such Board shall have at least two directors who are directors of the Issuer on the date of the Merger Agreement and who are not officers of employees of the Issuer (the "Continuing Directors").

         If the Merger is consummated as planned, the Company Common Stock will be deregistered under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and cease to be authorized to be listed on the Nasdaq National Market.

         References to, and descriptions of, the Offer, the Merger, the Merger Agreement, the Stock Purchase Agreement and the Stockholder Support Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Purchase Agreement and the Stockholder Support Agreements, respectively, included as Exhibits 1 through 4 to this Schedule 13D, and incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5.       Interest in Securities of the Issuer.

         (a)-(b) As a result of the Stock Purchase Agreement, Boston Scientific may be deemed to the be the beneficial owner of (i) 19,900 Series B Shares representing on an "as converted" basis approximately 4,209,764 shares of Company Common Stock, (ii) warrants to purchase 240 Series B Shares representing on an "as converted" basis approximately 50,771 shares of Company Common Stock and (iii) 1,176,470 shares of Company Common Stock, representing in the aggregate 37.87% of the outstanding shares of the Company Common Stock. As a result of the Stockholder Support Agreements, Boston Scientific may be deemed to be the beneficial owner of 5,792,944 shares of Company Common Stock (including 1,042,896 shares of Company Common Stock issuable to the Supporting Stockholders upon exercise of employee stock options of the Issuer), representing 40.35% of the outstanding shares of the Company Common Stock. As a result of both the Stock Purchase Agreement and the Stockholder Support Agreements, Boston Scientific may be deemed to be the beneficial owner of 11,229,949 shares of Company Common Stock representing 78.23% of the Company Common Stock. The calculation of the foregoing percentages are based on the number of shares of Company Common Stock disclosed to Boston Scientific by the Issuer as outstanding as of June 28, 2001. Boston Scientific may be deemed to have shared power to vote such shares of Company Common Stock with respect to those matters described above. However, Boston Scientific (i) is not entitled to any rights as a stockholder of the Issuer as to such shares of Company Common Stock and (ii) disclaims any beneficial ownership of such shares of Company Common Stock which are covered by the Stock

Purchase Agreement and the Stockholder Supporting Agreements. Boston Scientific does not have the power to dispose of such shares of Company Common Stock.

         Except as set forth herein, to the knowledge of Boston Scientific, no director or executive officer of Boston Scientific beneficially owns any other shares of the Issuer.

         (c) There have been no transactions by Boston Scientific in securities of the Issuer during the past sixty days. To the knowledge of Boston Scientific, there have been no transactions by any director or executive officer of Boston Scientific in securities of the Issuer during the past sixty days.

         (d) To the knowledge of Boston Scientific, the Selling Stockholders and the Supporting Stockholders have the right to receive dividends in respect of the Shares.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

         Other than the Merger Agreement, the Stock Purchase Agreement and the Stockholder Support Agreements, to the knowledge of Boston Scientific there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.       Material to be Filed as Exhibits.

1. Agreement and Plan of Merger, dated as of June 28, 2001, among Boston Scientific, the Purchaser and the Issuer.

2. Stock Purchase Agreement, dated as of June 28, 2001, among Boston Scientific and the Selling Stockholders.

3. Stockholder Agreement, dated as of June 28, 2001, among Boston Scientific, the Purchaser and Van Wagoner.

4. Stockholders Agreement, dated as of June 28, 2001, among Boston Scientific, the Purchaser and the Stockholders named therein.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 9, 2001

                                              BOSTON SCIENTIFIC CORPORATION


                                              By  /s/  Lawrence J. Knopf
                                                --------------------------------
                                                Name:  Lawrence J. Knopf
                                                Title: Vice President and
                                                       Assistant General Counsel

                                  EXHIBIT INDEX

1. Agreement and Plan of Merger, dated as of June 28, 2001, among Boston Scientific, the Purchaser and the Issuer.

2. Stock Purchase Agreement, dated as of June 28, 2001, among Boston Scientific and the Selling Stockholders.

3. Stockholder Agreement, dated as of June 28, 2001, among Boston Scientific, the Purchaser and Van Wagoner.

4. Stockholders Agreement, dated as of June 28, 2001, among Boston Scientific, the Purchaser and the Stockholders named therein.

                                                                      SCHEDULE I

        DIRECTORS AND EXECUTIVE OFFICERS OF BOSTON SCIENTIFIC CORPORATION

         The following table sets forth the name, age, length of tenure on the Board and present principal occupation or employment of each director and executive officer of Boston Scientific. The business address of each such person is Boston Scientific Corporation, One Boston Scientific Place, Natick, MA 01760-1537. Each person is a citizen of the United States.

Name                                         Present Principal Occupation or
----                                      Employment; Material Positions Held
                                              During the Past Five Years
                                              --------------------------

Joseph A. Ciffolillo...............    Mr. Ciffolillo joined Boston Scientific
                                       in 1983 as President of Medi-tech, Inc.
                                       During his tenure at Boston Scientific,
                                       he also served as President of
                                       Microvasive, Inc. and as Executive Vice
                                       President and Chief Operating Officer
                                       from 1989 until his retirement in 1996.
                                       In 1992, Mr. Ciffolillo became a director of Boston Scientific. Prior to joining
                                       Boston Scientific, Mr. Ciffolillo served in a number of management positions with Johnson & Johnson from 1963 to 1983, including Executive Vice President of
                                       Codman and President, Johnson & Johnson
                                       Orthopedic Company, a company of which he was also a co-founder. Mr. Ciffolillo is a member of the Spray Venture Fund
                                       Investment Committee and serves on a
                                       number of for profit and not-for-profit
                                       boards. Mr. Ciffolillo also serves as
                                       Chairman of the Advisory Board of the
                                       Health Science Technology Division of
                                       Harvard University and Massachusetts
                                       Institute of Technology. Mr. Ciffolillo
                                       received his B.A. from Bucknell
                                       University where he also serves as a
                                       Member of the Board of Trustees.

N.J. Nicholas, Jr..................    Mr. Nicholas is a private investor.
                                       Previously, he served as President of
                                       Time, Inc. from September 1986 to May
                                       1990 and Co-Chief Executive Officer of
                                       Time Warner, Inc. from May 1990 until
                                       February 1992. Mr. Nicholas is a director of Xerox Corporation and Priceline.com and also serves on the board of several privately-owned media companies. He has served as a member of Turner Broadcasting and the President's Advisory Committee for Trade Policy and Negotiations and the President's Commission on Environmental
                                       Quality. Mr. Nicholas is also Chairman of the Advisory Board of the Columbia
                                       University Graduate School of Journalism, a Trustee of Environmental Defense and a member of the Council on Foreign
                                       Relations. Mr. Nicholas received an A.B.
                                       degree from Princeton University and an
                                       M.B.A. degree from Harvard Business
                                       School. He is also the brother of Pete
                                       Nicholas, Chairman of the Board of Boston
                                       Scientific.

Name                                         Present Principal Occupation or
----                                      Employment; Material Positions Held
                                              During the Past Five Years
                                              --------------------------


Ray J. Groves......................    Mr. Groves is Chairman of Legg Mason
                                       Merchant Banking, Inc., a subsidiary of
                                       Legg Mason, Inc. Mr. Groves served as
                                       Chairman and Chief Executive Officer of
                                       Ernst & Young for 17 years until his
                                       retirement in 1994. Mr. Groves currently serves as a member of the Boards of Directors of Allegheny Technologies
                                       Incorporated, American Water Works
                                       Company, Inc., Electronic Data Systems
                                       Corporation, Marsh & McLennan Companies,
                                       Inc., and The New Power Company. Mr.
                                       Groves is a managing director, treasurer and secretary the Metropolitan Opera
                                       Association. He is also Chair of the
                                       Board of Directors of The Ohio State
                                       University Foundation and a member of the Dean's Advisory Council of the Fisher
                                       College of Business. Mr. Groves received a B.S. degree from The Ohio State
                                       University.

Pete Nicholas......................    Mr. Nicholas, a co-founder of Boston
                                       Scientific, has been the Chairman of the Board of Boston Scientific since 1995. He has been a director since 1979 and served as the Chief Executive Officer from 1979 to March 1999 and Co-Chairman of the Board from 1979 to 1995. Prior to joining
                                       Boston Scientific, he was corporate
                                       director of marketing and general manager of the Medical Products Division at Millipore Corporation, a medical device company, and served in various sales marketing and general management positions at Eli Lilly and Company. He is currently Vice Chairman of the Board of Trustees of Duke University and a member of the Board's Executive Committee. Mr.
                                       Nicholas is also a member of the American
                                       Academy of Achievement and has recently
                                       received the Phoenix Lifetime Achievement
                                       Award. He is also recent recipient of the Ellis Island Medal of Honor, and is a Fellow of the American Academy of Arts and Sciences. He is a member of the Massachusetts Business Roundtable and currently serves on the boards of the Boys & Girls Club of Boston,
                                       Massachusetts High Technology Council,
                                       CEO's for Charter Schools. Mr. Nicholas
                                       also serves several for profit and
                                       not-for-profit boards. After college, Mr.
                                       Nicholas served as an officer in the U.S.
                                       Navy, resigning his commission as
                                       lieutenant in 1968. Mr. Nicholas received a B.A. degree from Duke University, and an M.B.A. degree from The Wharton School of the University of Pennsylvania. He is also the brother of N.J. Nicholas, Jr., a director of Boston Scientific.

Name                                         Present Principal Occupation or
----                                      Employment; Material Positions Held
                                              During the Past Five Years
                                              --------------------------


Warren B. Rudman...................    Senator Warren B. Rudman became a partner
                                       in the international law firm Paul,
                                       Weiss, Rifkind, Wharton, and Garrison in
                                       1992 after serving two terms as a U.S.
                                       Senator from New Hampshire from 1980 to
                                       1992. Senator Rudman serves as Chairman
                                       of the President's Foreign Intelligence
                                       Advisory Board serves on the Boards of
                                       Trustees of Valley Forge Academy, the
                                       Brookings Institution, and the Council on Foreign Relations. He also serves on the boards of Allied Waste Industries, Inc., the American Stock Exchange, Inc, The
                                       Chubb Corporation, Collins & Aikman
                                       Corporation, Raytheon Corporation and
                                       several funds managed by the Dreyfus
                                       Corporation. He is also the founding
                                       co-chairman of the Concord Coalition.
                                       Senator Rudman received a B.S. from
                                       Syracuse University and a LL.B. from
                                       Boston College Law School and served in
                                       the U.S. Army during the Korean War.

James R. Tobin.....................    Mr. Tobin is the President, Chief
                                       Executive Officer and director of Boston
                                       Scientific. Prior to joining Boston
                                       Scientific, Mr. Tobin served as President and Chief Executive Officer of Biogen,
                                       Inc from 1997 to 1998 and Chief Operating
                                       Officer of Biogen from 1994 to 1997. From
                                       1972 to 1994, Mr. Tobin served in a
                                       variety of executive positions with
                                       Baxter International, including President and Chief Operating Officer from 1992 to
                                       1994. Previously, he served at Baxter as Managing Director in Japan, Managing
                                       Director in Spain, President of Baxter's
                                       I.V. Systems Group and Executive Vice
                                       President. Mr. Tobin currently serves on the Boards of Directors of Beth Israel
                                       Deaconess Medical Center, the Carl J.
                                       Shapiro Institute for Education and
                                       Research, Curis, Inc. and Applera
                                       Corporation (formerly PE Corporation).
                                       Mr. Tobin holds an A.B. from Harvard
                                       College and an M.B.A. from Harvard
                                       Business School. Mr. Tobin also served as a lieutenant in the U.S. Navy from 1968 to 1972.

John E. Abele......................    Mr. Abele, a co-founder of Boston
                                       Scientific, has been a director of Boston
                                       Scientific since 1979, Founder Chairman
                                       since 1995 and Co-Chairman from 1979 to
                                       1995. Mr. Abele held the position of
                                       Treasurer from 1979 to 1992 and Vice
                                       Chairman Founder, Office of the Chairman from February 1995 to March 1996. He was
                                       President of Medi-tech, Inc. from 1970 to
                                       1983, and prior to that served in sales, technical and general

Name                                         Present Principal Occupation or
----                                      Employment; Material Positions Held
                                              During the Past Five Years
                                              --------------------------


                                       management positions for Advanced
                                       Instruments, Inc. Mr. Abele is the Vice
                                       Chairman of the Board and Treasurer of
                                       the FIRST (For Inspiration and
                                       Recognition of Science and Technology)
                                       Foundation and is also a member of
                                       numerous not-for-profit boards. Mr. Abele received a B.A degree from Amherst College.

Joel L. Fleishman..................    Mr. Fleishman served as President of The
                                       Atlantic Philanthropic Service Company,
                                       Inc. from September 1993 until January
                                       2001, when he became Senior Advisor of
                                       that organization. He is also Professor
                                       of Law and Public Policy and has served
                                       in various administrative positions,
                                       including First Senior Vice President, at
                                       Duke University, 1971. Mr. Fleishman is a founding member of the governing board of the Duke Center for Health Policy
                                       Research and Education and was the
                                       founding director of Duke University's
                                       Terry Sanford Institute of Public Policy.
                                       He is the director of the Samuel and
                                       Ronnie Heyman Center for Ethics, Public
                                       Policy and the Professions. Mr. Fleishman also serves as Vice-Chairman of the Board of Trustees the Urban Institute and as a director of Polo Ralph Lauren
                                       Corporation. Mr. Fleishman received A.B.,
                                       M.A. and J.D. degrees from the University of North Carolina at Chapel Hill and an LL.M. degree from Yale University.

Lawrence L. Horsch.................    Mr. Horsch has served as Chairman of
                                       Eagle Management & Financial Corp, a
                                       management consulting firm, since 1990.
                                       Previously, he had been Chairman of the
                                       Board of SCIMED. Life Systems, Inc. from
                                       1977 to 1994, director from 1977 to 1995
                                       and Acting Chief Financial Officer from
                                       1994 to 1995. He was Chairman and Chief
                                       Executive Officer of Munsingwear, Inc.,
                                       from 1987 to 1990. Mr. Horsch also serves on several private company boards. Mr.
                                       Horsch received a B.A. degree from the
                                       University of St. Thomas and an M.B.A.
                                       degree from Northwestern University.

Lawrence C. Best...................    Mr. Best joined Boston Scientific in
                                       August 1992 as Senior Vice
                                       President--Finance & Administration and
                                       Chief Financial Officer. Previously, Mr.
                                       Best had been a partner at Ernst & Young, certified public accountants, since 1981.
                                       From 1979 to 1981, Mr. Best served a two year term as a Professional Accounting
                                       Fellow in the Office of Chief Accountant at the Securities and Exchange Commission in Washington, D.C. Mr. Best received a
                                       B.B.A. degree from Kent State University.

Name                                         Present Principal Occupation or
----                                      Employment; Material Positions Held
                                              During the Past Five Years
                                              --------------------------


Paul Donovan.......................    Mr. Donovan joined Boston Scientific in
                                       March 2000 as Vice President, Corporate
                                       Communications. Most recently, Mr.
                                       Donovan was the Executive Director of
                                       External Affairs at Georgetown University
                                       Medical Center, where he directed media, government and community relations as well as employee communications since
                                       1998. From 1997 to 1998, Mr. Donovan was
                                       Chief of Staff at the United States
                                       Department of Commerce. From 1993 to
                                       1997, Mr. Donovan served as Chief of
                                       Staff to Senator Edward M. Kennedy and
                                       from 1989 to 1993 as Press Secretary to
                                       Senator Kennedy. Mr. Donovan received a
                                       B.A. degree from Dartmouth College.

Paul A. LaViolette.................    Mr LaViolette joined Boston Scientific as
                                       President, Boston Scientific
                                       International, and Vice
                                       President--International in January 1994.
                                       In February 1995, Mr. LaViolette was
                                       elected to the position of Senior Vice
                                       President and Group
                                       President--Nonvascular Businesses. In
                                       October 1998, Mr. LaViolette was
                                       appointed President, Boston Scientific
                                       International, and in February 2000
                                       assumed responsibility for Boston
                                       Scientific's Scimed, EPT and Target
                                       businesses as Group President,
                                       Cardiovascular. Prior to joining Boston
                                       Scientific, he was employed by C.R. Bard, Inc. in various capacities, including
                                       President, U.S.C.I. Division, from July
                                       1993 to November 1993, President,
                                       U.S.C.I. Angioplasty Division, from
                                       January 1993 to July 1993, Vice President and General Manager, U.S.C.I. Angioplasty
                                       Division, from August 1991 to January
                                       1993, and Vice President U.S.C.I.
                                       Division, from January 1990 to August
                                       1991. Mr. LaViolette received his B.A.
                                       degree from Fairfield University and an
                                       M.B.A. degree from Boston College.

Robert G. MacLean..................    Mr. MacLean joined Boston Scientific as
                                       Senior Vice President--Human Resources in
                                       April 1996. Prior to joining Boston
                                       Scientific, he was Vice
                                       President--Worldwide Human Resources for
                                       National Semiconductor Corporation in
                                       Santa Clara, California from October 1992 to March 1996. Mr. MacLean has held various human resources management positions in the U.S. and Europe during his career. Prior to his business endeavors, he was Economics Professor at the University of the Pacific. Mr.
                                       MacLean received his B.A. and M.A.
                                       degrees and completed his doctoral
                                       studies in economics from Stanford
                                       University.

Kshitij Mohan, Ph.D................    Dr. Mohan joined Boston Scientific as
                                       Senior Vice

Name                                         Present Principal Occupation or
----                                      Employment; Material Positions Held
                                              During the Past Five Years
                                              --------------------------



                                       President and Chief Technology Officer
                                       in April 2000. Dr. Mohan served most
                                       recently as Corporate Vice President,
                                       Research and Technical Services at
                                       Baxter International, Inc., where he had held a variety of positions since 1988. From 1983 to 1988, Dr. Mohan served in various senior positions in the United States Food and Drug Administration. Prior to that, Dr. Mohan served in the White House Office of Management and Budget from 1979 to 1983. Dr. Mohan currently serves on the Board of Directors of the Health Industry Manufacturer's Association, the Advisory Board of Bourne's College of Engineering at the University of California, and the Editorial Advisory Board for the Medical Device and Diagnostic Industry magazine. Dr. Mohan holds a Ph.D. in Physics from Georgetown University.

Stephen F. Moreci..................    Mr. Moreci was appointed to the Executive
                                       Committee of Boston Scientific as Senior
                                       Vice President and Group President,
                                       Endosurgery in December 2000. Mr. Moreci joined Boston Scientific in 1989 and most recently served as Boston Scientific's
                                       President of its Medi-tech division since
                                       1999. From 1989 until 1999, Mr. Moreci
                                       held a variety of management positions
                                       within Boston Scientific, including Vice
                                       President and General Manager of Cardiac
                                       Assist from 1989 to 1991, Vice President and General Manager of Microvasive
                                       Endoscopy from 1991 until 1995, Group
                                       Vice President of Nonvascular from 1995
                                       until 1996 and President of Microvasive
                                       Endoscopy from 1996 until 1999. Mr.
                                       Moreci received a B.S. degree from
                                       Pennsylvania State University.

Arthur L. Rosenthal, Ph.D..........    Dr. Rosenthal joined Boston Scientific in
                                       January 1994 as Senior Vice President and
                                       Chief Development Officer and became
                                       Chief Scientific Officer in February
                                       2000. Prior to joining Boston Scientific, he was Vice President--Research &
                                       Development at Johnson & Johnson Medical,
                                       Inc., from April 1990 to January 1994.
                                       Between 1973 and 1990, Dr. Rosenthal held several executive technical management positions at Pfizer Inc., 3M and C.R.
                                       Bard, Inc., primarily in the fields of
                                       device clinical research and biomedical
                                       engineering. Dr. Rosenthal received his
                                       B.A. in bacteriology from the University of Connecticut, and his Ph.D. in biochemistry from the University of
                                       Massachusetts.

Paul W. Sandman....................    Mr. Sandman joined Boston Scientific as
                                       Senior Vice President, Secretary and
                                       General Counsel in May 1993. From March
                                       1992 through April 1993, he was Senior

Name                                         Present Principal Occupation or
----                                      Employment; Material Positions Held
                                              During the Past Five Years
                                              --------------------------


                                       Vice President, General Counsel and
                                       Secretary of Wang Laboratories, Inc.,
                                       where he was responsible for legal
                                       affairs. From 1984 to 1992, Mr. Sandman
                                       was Vice President and Corporate Counsel of Wang Laboratories, Inc., where he was responsible for corporate and international legal affairs. Mr. Sandman received his A.B. from Boston College, and his J.D. from Harvard Law School.

James H. Taylor, Jr................    Mr. Taylor, joined Boston Scientific as
                                       Senior Vice President of Corporate
                                       Operations in August 1999. Mr. Taylor
                                       most recently served as Vice President of Global Technology at Nestle Clinical
                                       Nutrition from 1995 to 1997. Prior to
                                       joining Nestle, he completed a
                                       thirty-year career at Baxter
                                       International, where he held a broad
                                       range of positions in operations
                                       management, including from 1992 to 1995, the position of Corporate Vice President of Manufacturing Operations and Strategy.
                                       Mr. Taylor received his B.A. degree from the University of North Carolina.